Gold Hill Resources, Inc.

August 5, 2013

VIA EDGAR

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3729

Re: Gold Hill Resources, Inc.

Form 8-K

Filed June 13, 2013

File No. 000-53627

Dear Ms. Long:

This letter is in response to the Securities and Exchange Commission’s comment letter dated July 10, 2013, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 8-K.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's letter.

Form 8-K filed June 13, 2013

General

1. Because the 29,732,000 shares issued in connection with the merger constitute securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act, please disclose all of the information required by Item 3.02 of Form 8-K.

We agree with your comment and have disclosed all of the information required by Item 3.02.

2. Please include the disclosure required by Item 202 of Regulation S-K.

We agree with your comment and have included a disclosure on the description of securities.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995, page 2

3. Because you are an issuer of penny stock, this safe harbor does not appear to apply to you. Therefore, please remove this section.

We agree with your comment and have removed this section

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

General

4. We note your disclosure on page 2 that pursuant to the Assignment and License Agreement, Mr. Good was to “assign to Gold Hill all shares of the capital stock of Imaging Locators and Micro Gold Claims by Murphy Creek, Oregon and GHE Claims by Pahrump, Nevada (“Claims”).” We also note that Section 2.1 of the Assignment and License Agreement, filed as Exhibit 10.1 to your Current Report on Form 8-K on June 6, 2013, notes that Mr. Good is to transfer to Gold Hill, “(ii) the capital stock of (a) Imaging Locators, a Nevada corporation (“Imaging”) and (b) Micro Gold Claims by Murphy Creek, Oregon and GHR Claims by Pahrump, Nevada (“Claims”) (the assets listed in the foregoing clauses (i) and (ii) are collectively referred to herein as the “Acquired Assets”).” Given the placement of subsection (a) after “capital stock” in the Assignment and License Agreement, it appears that Mr. Good transferred to Gold Hill the capital stock of Micro Gold Claims and GHR Claims. As neither Micro Gold nor GHR are listed as subsidiaries of Gold Hill, it appears that your description of capitol stock transfers is inaccurate and your description of what was assigned to Gold Hill is not clear. Please revise your disclosure to clearly state what assets were acquired by Gold Hill, specifically noting the shares of capital stock that were transferred to Gold Hill and what mining claims were assigned or transferred to Gold Hill.

We agree with your comment and have revised this section to add clarity.

5. We note your disclosure on page 2 that Mr. Good contributed “certain intellectual property and related rights which are currently owned by him to Gold Hill . . . .” Please revise your disclosure to describe the intellectual property and related rights that were contributed to Gold Hill. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

We agree with your comment and have increased the disclosure related to the intellectual property rights contributed.

6. We note your disclosure on page 3 that “[p]rior to May 31, 2013, we were a public “shell” company with nominal assets.” [emphasis added] In your response letter dated June 12, 2013, you indicated that you agreed with our comment that you were still a shell company and that upon completion of your merger, you believed you would no longer be a shell company. We also note disclosure in your Current Report on Form 8-K/A filed on June 12, 2013 in which you indicate that the “Registrant is currently a shell company” and that the “Registrant believes that it will no longer be a shell company upon the completion of the merger.” As the merger was completed on June 13, 2013, please revise your disclosure to clearly indicate your belief that you were a shell company prior to June 13, 2013, the completion date of the merger.

We agree with your comment and revised our disclosure to clear indicate that we were a shell prior to June 13, 2013.

7. We note your disclosure on page 3 that “. . . its wholly-owned subsidiary Accurate Locators, Inc., an Oregon Nevada corporation.” Please revise your disclosure to remove the reference to “Nevada” as this appears to be inaccurate. Please also disclose the dates of incorporation of Gold Hill Resources, Inc., Accurate Locators, Inc. and Imaging Locators, Inc.

We agree with your comment and have revised the disclosure accordingly.

Description of the Business, page 3

8. We note your disclosure on page 3 that Accurate Locators is “a leading all-purpose metal detector manufacturer and distributor.” Please clarify whether you manufacture your own products or distribute the products manufactured by others and provide more disclosure about how you carry out these operations. Please discuss in greater detail the sources or raw materials and, if applicable, the names of principal suppliers used in connection with your manufacturing of metal detectors. See Item 101(h)(4)(v). Further, disclose whether you have entered into an agreement with any supplier, and, if so, tell us what consideration you have given to filing any agreement with a supplier as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

We agree with your comment and increased the disclosure relating to our suppliers. We did not consider any agreement with supplier to be material.

9. We note your disclosure on page 3 that your “client list includes the following: Westinghouse, Bureau of Land Management, Bechtel, Graybar, General Services Administration (GSA) and U.S. Army, Navy and Marines.” We also note your disclosure on page 18 that “Mr. Good was responsible for developing new mining detections products and amassing a worldwide database of over 25,000+ customers.” Please provide the disclosure required by Item 101(h)(4)(vi) regarding dependence on one or a few major customers. Please also disclose whether you have any contracts or agreements with any of the parties you note as part of your client list.

We agree with your comment and added that we do not have any dependence on one or a few major customers. Additionally we do not have any contracts or agreement with any parties noted in the client list.

10. Please provide the disclosure required by Item 101(h)(4)(x) of Regulation S-K with respect to research and development costs incurred by Accurate Locators and Imaging Locators in the past two fiscal years.

We agree with your comment and included the disclosure that research and development costs for Accurate Locators and Imaging Locators were $133,000 and $88,690 for the years ended October 31, 2012 and 2011, respectively

11. Please discuss in greater detail the licenses, permits or other authorizations currently required for your proposed business. Specifically, we note your reference to “government certified equipment” on page 5 and “. . . FCC approved for environmental safeguards” on page 6. See Item 101(h)(4)(viii) of Regulation S-K. In addition, please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K.

We have revised our disclosure as there is not special FCC requirements for metal detectors as relates to our current products or future contemplated products.

Our Technology, page 4

12. We note your disclosure on page 4 that you are “in the process of finalizing technology milestones, which will enable us to bring several dynamic products to market . . . .” Please revise your disclosure to explain what you mean by “technology milestones.” In addition, please clarify how close you are to finalizing your technology. To the extent there are development timetables for your technology, disclose such information.

We have revised this disclosure.

Mining Properties, page 5

13. If your properties are without known reserves, please include a statement to that effect. Refer to Securities Act Industry Guide 7(b)(2)

We have included a statement that the properties are without known reserves.

14. It is unclear to us how your mining properties are to be incorporated with your business plan as disclosed and to what extent such properties impact the manufacturing of your mining and mineral detection products. Please revise to clearly explain. We note the related risk factors on pages 13-14.

The Company plans to acquire additional properties for mining will be incorporate into the mining plan of the company utilizing our technologies.

15. Please expand your disclosure of your mining claims. Specifically, please disclose how Mr. Good acquired his claims in the Micro Gold Mine as well as the claims in Pahrump, Nevada.

We have expanded the disclosure to include Mr. Good acquired these claims through the Bureau of Land Management.

16. We note your disclosure on page 5 that you “plan to leverage [y]our proprietary technology in helping to identify the right flagship property that offers the most potential to increase the value of our overall Company.” Please revise your disclosure to clarify what you mean by a “flagship” property that offers the “most potential” and “proprietary technology.” For instance, please clarify whether your products utilize technology based on patents you own, licensing arrangements or other contractual arrangements.

We have revised the disclosure.

17. We note your disclosure on page 5 that your goal is to “find and close on a flagship property in 2013 . . . .” Please expand your disclosure to explain whether you are limiting your search for a flagship property to the Oregon and Nevada claims you have obtained through the merger, or whether you plan on searching for and obtaining other mining claims. If so, please disclose where you intend to search, how you will search for suitable properties, what types of properties you will target, what experience you have in searching for mining properties, expenses you may incur, and what challenges you expect to face. To the extent you will require additional financing to fund such exploration, please state the amount of money you estimate you will need and whether you have any current commitments for additional debt or equity financing.

We have revised this disclosure.

18. We note your disclosure regarding very high gold ore content in regards to your claim in Jackson County, Oregon. Please revise to remove such disclosure until you have established proven or probable reserves as defined in paragraph (a) of Industry Guide 7.

We have removed this disclosure.

19. Please disclose additional information regarding your land and mineral rights pursuant to paragraph (b)(2) of Industry Guide 7, including:

-A description of all interests in your properties, including the terms of all underlying agreements and royalties.

-An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

-Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties.

-The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

We have revised this disclosure.

20. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading, including:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

-A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

-The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

We have revised this disclosure.

21. We note your references to Canadian National Instrument 43-101. Please note that as a company incorporated in the United States your mineral property disclosure obligations fall under Industry Guide 7, and not Canadian National Instrument 43-101. Please revise to clarify.

We have removed this reference

Business Plan, page 5

22. We note your disclosure that you work with “a number of international distributors . . . .” Please disclose if you have entered into any contracts or arrangements with your distributors. If material, please include as an exhibit copies of your distribution agreements. Please see Item 601(b)(10) of Regulation S-K.

Accurate Locators does not have contracts in place with our international dealers. There are no guarantees of exclusivity nor are there any terms or conditions for maintaining a dealership other than, they are expressly forbidden from selling or reselling any items that are knowingly bound for an embargoed country.

23. Please avoid use of technical jargon and acronyms without adequate description. For example, we note your use of “SEO” on page 5. Please revise.

We have revised this acronym to search engine optimization.

24. We note your disclosure on page 6 that you “plan to greatly increase [y]our revenues from both the sales of [y]our detection systems and related service contracts to companies that purchase [y]our products and systems.” Please expand your discussion on the “related service contracts” that you expect to receive revenue from. If you are currently deriving revenue from service contracts, please expand your discussion in your business section as well as your MD&A section as appropriate.

We agree with your comment. We have revised the disclosure. The service revenues related to warranties on the products. We currently do not derive significant revenues from the contracts and do not plan to in the near future as a relates to our overall sales.

Competition, page 6

25. Please expand your discussion to describe your company’s competitive position in the geophysics equipment industry and how your company effectively competes as a manufacturer, distributor or both. Please also revise your disclosure to describe the challenges faced by your company.

We have revised the disclosure.

Government Regulation, page 7

26. We note your disclosure that you “anticipate having to deal with” several regulatory agencies. Please expand your disclosure to discuss what aspects of your business will be subject to and affected by the various laws, rules and regulations enacted or enforced by the various agencies you mention.

We have revised this disclosure to indicate that the increased regulations would incur if we commenced mining operations.

Management’s Discussion and Analysis, page 8

Results of Operations, page 8

27. Please expand this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your plans to introduce new products, continue research and development, and explore for new mining opportunities. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

We expanded this section to include the impact of uncertainties will likely have on our revenue.

28. We note that, from your discussions on page 9 of interest income, net, this item appears to consist solely of interest expense. Please clarify and revise your descriptions herein and on the face of the statements of operations accordingly. Refer to Rule 5-03.8 of Regulation S-X.

We have revised the description here and on the face of the statement of operations.

29. We note your disclosure on page 9 that the “reduction in our gross profit margin was partially attributable to the product mix of sold having lower margins.” This disclosure is unclear. Please revise.

We have revised the disclosure to clarify the language.

Liquidity and Capital Resources, page 9

30. Please disclose the cash balance as of a recent date.

We have revised to include our cash balance as of April 30, 2013.

31. Please include a narrative disclosure of Accurate Locators’ outstanding debt. Please also include a description of how Accurate Locators has funded its operations in the past two fiscal years.

We have included a narrative to discuss Accurate Locators outstanding debt. Additionally, we have included a description of how Accurate Locators has funded its operations in the past two fiscal years.

32. We note your statements on page 10 that Accurate Locators has suffered from recurring losses from operations in the past two years, is in need of generating significant cash resources to achieve its future strategic plan, anticipates that existing cash and cash equivalents will not be sufficient to fund its business needs for more than 15 months, etc. Please revise to quantify the extent to which you are currently using funds in your operations on a monthly basis. Please address when you expect to have to raise “significant additional capital”. Finally, please discuss your long-term liquidity needs as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

We agree with your comments and revised the disclosure accordingly.

33. We note the debt footnotes in Exhibits 99.1 and 99.2. Revise your discussion herein to quantify the amounts available for borrowing without violating the related financial covenants from your credit facilities and term financings as of the latest balance sheet date.

We agree with your comments and revised the disclosure accordingly.

34. Revise to disclose the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts, for each financial covenant under your debt agreements. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

We agree with your comments and revised the disclosure accordingly.

Risk Factors, page 12

Limited future sales of our common stock in the public market could make it difficult to generate significant liquidity in our stock, page 16

35. You disclose that “[a]s noted above, we will be obligated to file a registration statement with the SEC to cover the resales of shares underlying the Notes and Warrants issued to the Purchasers.” This disclosure and the references to Notes, Warrants and a registration statement appear inaccurate and out of place. Please revise or delete this disclosure.

We agree with your comment and have deleted the disclosure.

Our officers, director and principal stockholders can exert . . . ., page 16

36. Please explain your reference to “. . . 95% of our outstanding common stock, and approximately 58% of our fully-diluted common stock.” Specifically, please explain your reference to fully-diluted. Please also explain your reference to the “Voting Agreement” that is in place and why it has not been included as an exhibit to your Form 8-K.

We have revised this disclosure as certain parts were erroneous.

Security Ownership of Certain Beneficial Owners and Management, page 17

37. We note several inconsistencies and missing information in your tables on page 17. These include:

-Please confirm that the beneficial ownership tables reflect all beneficial owners of more than 5% of your outstanding securities and also includes all of the outstanding securities held by officers and directors. According to your disclosure on page 16, your “officers, directors and principal stockholders (greater than 5% stockholders) collectively own approximately 95% of [y]our outstanding common stock, and approximately 58% of our fully-diluted common stock.” The second table on page 17 reflects total ownership of all directors and officers as a group as 72.4%, or 22,659,000 shares. Please advise.

The disclosure on page 16 was erroneous and has been deleted. The disclosure in the beneficial ownership table is correct.

- We note that in both tables on page 17, footnote (2) appears to be missing. Please revise.

The reference to footnote 2 has been deleted.

- We note that the percentages of class figures for Mr. Good and Mr. Radovich do not appear to be accurate based on their number of shares owned and assuming 31,315,970 shares outstanding. Please revise.

The percentage has been revised.

-Please explain to us why you have not included Ken Bailey in the second beneficial ownership table.

Mr. Baily has not been included in the table as he is currently not an officer of the Company. We have deleted him from the directors and officers.

- In your Current Report on Form 8-K filed on April 17, 2013, you disclose that Mr. Radovich was appointed your president effective April 15, 2013. Please explain to us why Mr. Radovich is not included in the first beneficial ownership table on page 17.

We have revised the disclosure to include Chas Radovich

Directors and Executive Officers, Promoters and Control Persons, page 18

38. We note your disclosure in footnote (1) that “these persons were appointed to their respective positions effective May 13, 2010.” We also note your disclosure that you “appointed the following persons as [y]our executive officers” at Closing. We further note that Mr. Radovich was appointed president effective April 15, 2013 as disclosed in your Form 8-K filed April 17, 2013. Please explain to us when each of your current officers and directors were appointed to their current positions with Gold Hill and revise your disclosure to correct these apparent inconsistencies.

We have revised our disclosure to correct the inconsistencies.

39. For each of your officers and directors, please revise your disclosure to explain their business experience during the past five years in chronological order, including principal occupation and employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Please also explain the nature of the responsibility undertaken by each officer or director in prior positions. See Item 401(e)(1) of Regulation S-K.

We have revised the disclosure to address your comments.

40. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Stoppenhagen should serve as a director of the company in light of the company’s business and structure. See Item 401(e)(1) of Regulation S-K.

We have included the disclosure as to the specific experience, qualifications and attributes or skills that led to the conclusion that Mr. Stoppenhagen should serve as a director of the company.

41. Please explain your reference to “old-timer mining network” [emphasis added] on page 18 or delete this language.

We have deleted this language.

42. We note your disclosure on page 19 regarding the involvement of your officers in certain legal proceedings in the past 10 years. Please supplementally confirm to us that no director, executive officer, significant employee or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

We confirm that except for the following, that no director, executive officer, significant employee or control person of the Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

In November 2007, Cobalis Corp. filed for voluntary Chapter 11 bankruptcy (Case No. 8-07:12347-TA). The plan was approved in June 2010. The case was converted to Chapter 7 in August 5011. Currently, the case is going through the appeal process. . Chaslov Radovich, our president, was the president and director of Cobalis during this period.

43. Please provide the disclosure required by Item 401(d) of Regulation S-K.

Director and Officer Compensation, page 20

44. We note your disclosure of compensation paid to Mr. Stoppenhagen, as well as your disclosure concerning options outstanding for, and option grants by, Accurate Locators. However, we note there is no discussion of compensation paid by Accurate Locators to its executive officers. Please provide the information required by Item 402(m) of Regulation S-K for the executive officers of Accurate Locators or explain to us why such disclosure is not required.

We have revised this disclosure to include amounts paid to Wayne Good the executive officer of Accurate Locators.

Employment Contracts, page 20

45. We note your discussion of the employment contracts for each of Messrs. Radovich, Flanagan and Good. We note that in Section 2(e) of each of the foregoing employment agreements there is a provision that provides that each of the employment agreements is contingent upon Verdad Telecom, Inc., a company owned by your sole director and chief financial officer, Mr. Stoppenhagen, selling all of its 34,900,000 (349,000 post-split) common stock shares of Gold Hill Resources, Inc. for no less $300,000. It is noted that this provision is absolute and supersedes any provision of the employment agreements. Please revise your disclosure to include a description of this contingency and the reason this provision was included in each of the employment agreements.

The revised employment agreements will be filed with this amended 8-K as this is not a stipulation.

46. We note that each of the employment agreements provides for certain severance payments in the event the employment relationship is terminated or in a change in control of the company. Please revise your disclosure to include a description of such provisions. We remind you that your disclosure should include a materially complete description of the material terms of each employment agreement and the rights granted to each party thereunder.

We agree with your comment and have included further disclosure.

Certain Relationships and Related Transactions, page 21

47. Please disclose the related party transactions reflected in Note 6 to the financial statements included in Exhibit 99.2 to the Form 8-K.

We have revised the disclosure to include the related party transactions reflected in Note 6 to the financial statements.

48. We note your disclosure on page 16 that your “officers, directors and principal stockholders (greater than 5% stockholders) collectively own approximately 95% of [y]our outstanding common stock” as a result of the merger. Please disclose the number of shares received by each of your officers and directors as a result of the merger. Please also disclose Mr. Good’s interests in Imaging Locators and his position held with Imaging Locators.

We agree with your comment and have included a disclosure as to the shares received. Note the 95% was incorrect.

49. If applicable, provide disclosure relating to any promoter as required by Item 404(c) of Regulation S-K.

We included the disclosure that there were no promoters.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 22

50. We note your disclosure on page 23 that as of “June 13, 2013, there were approximately 24 holders of record” of your common stock and that there are “currently 633,770 shares of common stock issued and outstanding.” We also note your disclosure on page 2 that as of the Closing you had 1,600,000 shares owned by existing stockholders out of the 31,315,970 shares issued and outstanding following the merger. Please explain to us how the current issued and outstanding figure, as noted on page 23, does not reflect the 950,200 shares sold in your June 4, 2013 private placement. Please also explain the discrepancy between the 1,600,000 shares noted as being held by your existing stockholders and the 633,770 shares currently outstanding. Please revise your disclosure here and throughout your filing to ensure your disclosure accurately reflects your capitalization, specifying where appropriate, whether the disclosure is prior to or as of the closing of the merger.

We have revised the disclosure to refer to the post closing numbers.

Recent Sales of Unregistered Securities, page 23

51. Please clarify the reference to promissory notes in this section. If you are referring to the Secured Promissory Note entered into on September 18, 2012 with Verdad Telecom, Inc., please ensure that you provide disclosure of all of the transactions required by Item 701 of Regulations S-K.

We have removed the reference to the promissory note in this section.

Item 5.01 Changes in Control of Registrant, page 24

52. Please disclose the identities of the controlling shareholders of the company as required by Item 5.01(a)(1) of Form 8-K.

We have included the identities of the controlling shareholders.

Financial Statements and Exhibits, page 25

53. You state that the audited financial statements for Accurate Locators comprise your pro forma financials as well. Please revise your historical statements of operations to provide pro forma basic and diluted per share data on the face thereof. Refer to Rule 11-02(b)(7) of Regulation S-X.

We have included the pro forma basic and diluted per share data in the statement of operations.

Exhibit 10.2

54. The agreement does not appear to have been executed. Please file an executed agreement as an exhibit to the Form 8-K.

We will file an executed agreement as an exhibit to Form 8-K.

Exhibit 99.1

Balance Sheets, page F-3

55. Please explain to us why you have no accounts receivables recorded. Revise to explain the payment terms you offer to your customers and any product return rights and/or warranty rights your customers may have.

There are no accounts receivable because customers must pay at time of order. We have revised to explain the payment terms.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of July 10, 2013.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

Gold Hill Resources, Inc.

By: /s/ Chas Radovich

Chas Radovich

President

ACKNOWLEDGEMENT

Gold Hill Resources, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  August 5, 2013

Gold Hill Resources, Inc.

By: /s/ Chas Radovich

Chas Radovich, President